SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 4, 2011

Commission File Number 1-14642

ING Groep N.V.

Amstelveenseweg 500

1081-KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on August 4, 2011.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 4 August 2011

ING announces Management Board changes

ING announced today that it will appoint Koos Timmermans (Dutch, 1960) as Vice-Chairman of the Management Board Banking as of 1 October 2011. Eric Boyer de la Giroday, currently Vice-Chairman of the Management Board Banking, will retire as of the same date.

Koos Timmermans, currently Chief Risk Officer and member of the Executive Board of ING Group, joined ING in 1996. He was previously Head of Treasury ING Insurance, Head of Corporate Market Risk Management and deputy CRO of ING Group. In his new role, Koos Timmermans will focus on aligning the strategy and operations of the bank with new and upcoming regulations and optimising the bank’s balance sheet under these regulations.

Considering his new role, Koos Timmermans will step down from his roles as Chief Risk Officer and member of the Executive Board of ING Group and as member of the Management Board Insurance as of 1 October 2011.

Koos Timmermans will be succeeded by Wilfred Nagel (Dutch, 1956), who will be appointed Chief Risk Officer and member of the Management Board Banking and Management Board Insurance. The Supervisory Board also intends to propose to shareholders that Wilfred Nagel be appointed as member of the Executive Board and Chief Risk Officer of ING Group at the Annual General Meeting in May 2012. Until that moment, Patrick Flynn (CFO of ING Group) will assume the responsibility for Risk at ING Group level.

Wilfred Nagel, currently CEO of ING Bank Turkey, joined ING in 1991 and has held various positions including Global Head Credit Risk Management and CEO Wholesale Banking in Asia. Wilfred Nagel brings strong risk management skills as well as operational and international experience.

Eric Boyer started his career in 1978 at Citibank in Europe. In 1984 he joined Belgian bank BBL (acquired by ING in 1998), working in a range of managerial positions in the fields of capital markets, treasury and corporate banking. From 2004 to 2009 he served as a member of the Executive Board of ING Group, responsible for Wholesale Banking. Eric Boyer was appointed to the Management Board Banking in 2009 and became Vice-Chairman as of 1 January 2010. In May of this year, Eric Boyer was appointed Chairman of the Supervisory Board of ING Belgium, a position he will continue to hold after retirement from the Management Board Banking.

Jan Hommen, CEO of ING Group said:” I would like to thank Eric for his important and dedicated contribution to ING over the past 27 years. His broad experience in the financial industry and deep understanding of financial markets helped steer ING through the recent challenging years. His strong analytical skills and conceptual thinking have been invaluable. I am pleased that he will continue to serve ING in his role as Chairman of the Supervisory Board of ING Belgium.”

The appointment of Wilfred Nagel is subject to formal approval by the Dutch Central Bank.

Press enquiries	Investor enquiries
Raymond Vermeulen	Investor Relations
+31 20 541 5682	+31 20 541 5460
Raymond.Vermeulen@ing.com	Investor.relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations.

IMPORTANT LEGAL INFORMATION

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) the implementation of ING’s restructuring plan to separate banking and insurance operations, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (5) the frequency and severity of insured loss events, (6) changes affecting mortality and morbidity levels and trends, (7) changes affecting persistency levels, (8) changes affecting interest rate levels, (9) changes affecting currency exchange rates, (10) changes in general competitive factors, (11) changes in laws and regulations, (12) changes in the policies of governments and/or regulatory authorities, (13) conclusions with regard to purchase accounting assumptions and methodologies, (14) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, and (15) ING’s ability to achieve projected operational synergies. ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: August 4, 2011